

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via E-mail
John A. Attaway, Jr.
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re: Publix Super Markets, Inc.**
> **Form 10-K**
> **Filed February 28, 2011**
> **File No. 0-00981**

Dear Mr. Attaway, Jr.:

We have reviewed your response dated October 17, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2010

(6) Retirement Plans, page 37

1.   We have reviewed your response to comment five in our letter dated September 16, 2011. Please revise future filings to disclose your expense recognition method for ESOP contributions, including how you determine the amount contributed

2.   We have reviewed your response to comment six in our letter dated September 16, 2011. Please revise future filings to disclose how you determine the fair value of your common stock. We believe that it is possible to discuss information regarding your valuations without divulging privileged information or information detrimental to your company and/or shareholders. Please provide us with your revised disclosures.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief